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               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           Form 8-A/A
                         Amendment No. 1

        FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
             PURSUANT TO SECTION 12(b) OR (g) OF THE
                 SECURITIES EXCHANGE ACT OF 1934


               NEW ENGLAND BUSINESS SERVICE, INC.
   ----------------------------------------------------------
     (Exact name of registrant as specified in its charter)


             Delaware                            04-2942374
     ------------------------                    ----------
     (State of incorporation or organization)  (IRS Employer
                                                Identification No.)


        500 Main Street, Groton, MA                01471
     -------------------------------               -------
     (Address of principal executive offices)     (ZIP Code)


If this form relates                       If this form relates
to the registration                        to the registration
of a class of                               of a class of
securities pursuant                         securities pursuant
to Section 12(b) of the                     Section 12(g) of the
Securities Exchange                         Securities Exchange
Act and is effective                        Act and is effective
pursuant to General                         pursuant to General
Instruction A.(c),                          Instruction A.(d),
please check the                            please check the
following box: [X]                          following box: [   ]

Securities Act registration statement file number to which this form relates:  Not Applicable
             ------------------
                (if applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

          Title of Each Class           Name of Each Exchange on
          to be so Registered           Which Each Class is to be
                                        Registered
          -----------------------       -------------------------

       Common Stock $1.00 Par Value          New York Stock
                                               Exchange


Securities to be registered pursuant to Section 12(g) of the Act:
None

Item 1.  Description of Registrant's Securities to be Registered.

     This Amendment No. 1 to Registration Statement on Form 8-A/A amends the Registration Statement on Form 8-A that New England
Business Service, Inc. (the "Company") filed on February 2, 1995 to describe the common stock in plain English.

                 DESCRIPTION OF THE COMMON STOCK
General

     The following is a description of our common stock. This description is not complete, and we qualify this description by referring to our certificate of incorporation, as amended, and our amended by-laws, both of which are incorporated by reference in this Form 8-A/A, and the laws of the state of Delaware.

     Our certificate of incorporation authorizes us to issue
40,000,000 shares of common stock, par value $1.00 per share, and 1,000,000 shares of preferred stock, par value $1.00 per share.

Dividend Rights

     Subject to the preference rights of any holders of preferred stock, holders of our common stock are entitled to receive any dividends our board of directors may declare on the common stock. The board of directors may declare dividends from any property legally available for this purpose.

Voting Rights

     Our common stock has one vote per share. The holders of our common stock are entitled to vote on all matters submitted to a vote of stockholders, including the election of directors. The holders of our common stock are not entitled to cumulative voting in the election of directors.

Liquidation Rights

     Subject to the preference rights of any holders of preferred stock, if the Company liquidates, dissolves or is wound up, the holders of our common stock will be entitled to share ratably in all assets remaining after the payment of liabilities.

Other Rights

     Our common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are fully paid and nonassessable.

Effects On Our Common Stock If We Issue Preferred Stock

     Our board of directors has the authority, without further action by stockholders, to issue up to 1,000,000 shares of preferred stock in one or more series. The board of directors has the authority to determine the terms of each series of preferred stock, within the limits of our certificate of incorporation and Delaware law. These terms, which may be greater than the rights attached to our common stock, include the number of shares in a series, dividend rights, liquidation preferences, terms of redemption, conversion rights and voting rights.

     If we issue preferred stock, it may negatively affect the holders of our common stock. These possible negative effects include the following:
     - restricting dividends on our common stock;

     - diluting the voting power of our common stock;

     - impairing the liquidation rights of our common stock; or

     - delaying or preventing a change in control of the Company.

     Although there are no shares of preferred stock currently outstanding, we have reserved 400,000 shares of Series A
Participating Preferred Stock for issuance in connection with our stockholder rights plan.

        ANTI-TAKEOVER EFFECTS OF OUR CERTIFICATE OF INCORPORATION
                           AND BY-LAWS

     Some provisions of our certificate of incorporation and by-laws may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest, including those attempts that might result in a premium over the market price for the shares held by the stockholders.

No Cumulative Voting

     Our certificate of incorporation does not provide for cumulative voting. Because stockholders may therefore not aggregate their votes for a single director, the holders of a plurality of the shares voting in the election of directors will be able to elect all of directors standing for election.
Advance Notice Provisions

     Our by-laws require that for a stockholder to nominate a director or bring other business before an annual meeting of stockholders, the stockholder must first give notice to the Company not earlier than 120 days and not later than 90 days prior to the anniversary of the preceding year's annual meeting. If the date of an annual meeting is more than 30 days before or after that anniversary date, a stockholder's notice must be given not earlier than 120 days prior to the meeting, and not later than the later of (1) 90 days prior to the meeting or (2) 10 days following the date on which public announcement of the date of the meeting is made by the Company. Our by-laws also specify requirements as to the form and content of a stockholder's notice.

     Our by-laws do not permit stockholders to call a special meeting, and limit the business that may be conducted at a special meeting to the purposes stated in the notice of the meeting.

     These advance notice provisions may delay a person from bringing matters before a stockholders meeting. The provisions provide enough time for us to begin litigation or take other steps to respond to these matters, or to prevent them from being acted upon, if we find it desirable to do so.
Authorized But Unissued Shares

     The authorized but unissued shares of our common stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized by unissued shares of common stock and preferred stock may delay or discourage an attempt to obtain control of a majority of our stock by means of a proxy contest, tender offer, merger or other means.

Amendment of Certificate of Incorporation

     The approval by the holders of at least two-thirds of each class of stock outstanding and entitled to vote is required to amend most provisions of our certificate of incorporation. The affirmative vote of 80% or more of our outstanding common stock is required to amend or repeal our fair price and anti- "greenmail" provisions, which are discussed below.

Fair Price Provision

     Our certificate of incorporation contain a "fair price" provision. This provision requires the affirmative vote of the holders of at least 80% of our common stock to approve certain business combinations involving an "interested stockholder" or its affiliates, unless either minimum price criteria and procedural requirements are met, or the transaction is approved by a majority of our "disinterested directors".

     An "interested stockholder" is defined in our certificate of incorporation as a person or entity other than the Company and its subsidiaries who (1) beneficially owns more than 20% of our common stock, or (2) is an affiliate of the Company and beneficially owned at least 20% of our common stock at any time within 2 years before the transaction in question, or (3) obtained shares of our common stock in a transaction not involving a public offering of such shares from a person who was an "interested stockholder" at any time within 2 years before the transaction in question.

     A "disinterested director" is defined in our certificate of incorporation as a member of the board who is not an affiliate of the interested stockholder and was a director prior to the time the interested stockholder became an interested stockholder, and any successor to a disinterested director who is not an affiliate of an interested stockholder and was recommended to succeed a disinterested stockholder by a majority of the other disinterested directors then on the board.

     The types of business combinations to which the fair price provision applies include the following:

     - a merger or consolidation of the Company or any of its subsidiaries with an interested stockholder or any of its affiliates;

     - a sale, lease or other disposition of all or substantially all of the assets of the Company or any of its subsidiaries to an interested stockholder or any of its affiliates;

     - the issuance by the Company or any of its subsidiaries of any of their respective securities to an interested stockholder or any of its affiliates;

     - the adoption of any plan of liquidation or dissolution of the Company proposed by or on behalf of an interested stockholder or any of its affiliates; or

     - a reclassification of securities, recapitalization, merger or consolidation or other transaction which has the effect of increasing the proportionate share of the Company's securities owned by an interested stockholder or any of its affiliates.

     The 80% affirmative stockholder vote requirement does not apply to business combinations that meet the following minimum price criteria and procedural requirements:

     - the consideration to be received by stockholders in connection with the business combination is either cash or in the same form paid by the interested stockholder for the largest number of shares of common stock previously acquired by it;

     - the fair market value of the consideration to be received by stockholders in connection with the business combination is at least equal to the greater of:

        - the highest price paid by the interested stockholder for any shares of common stock acquired by it in the transaction in which it became an interested stockholder, or

        - the highest price paid by the interested stockholder for any shares of common stock acquired by it within the 18-month period preceding the first public announcement of the business combination transaction, or

        - the highest price at which our common stock traded during the 18-month period preceding the first public announcement of the business combination transaction, or

        - the highest price at which our common stock traded during the 18-month period preceding the date on which the interested stockholder became an interested stockholder;
     and

     - after a person or entity has become an interested stockholder and before the consummation of the business combination:

     - all regular dividends on any outstanding preferred stock must have been paid, unless the failure to pay dividends has been approved by a majority of the disinterested directors,

     - regular dividends on the common stock must not have been reduced (except as necessary to reflect a stock split), unless the reduction has been approved by a majority of the disinterested directors,

     - the interested stockholder cannot have become the beneficial owner of any additional shares of common stock except as part of the transaction in which the interested stockholder became an interested stockholder,

       - the interested stockholder must not have received the benefit of any loans, advances, guarantees, pledges or other financial assistance or any tax credits or other tax advantages provided by the Company (except proportionately as a stockholder), and

       - a proxy or information statement describing the business combination which meets the requirements of the Securities Exchange Act of 1934 must be mailed to all stockholders at least 30 days before consummation of the business combination.

     The fair price provision is designed to prevent a purchaser from utilizing two-tier pricing and similar tactics in an attempted takeover. Without a fair price provision, a purchaser who acquired control of the Company in a "first tier" transaction could compel minority stockholders in a "second tier" transaction to accept a lower price or a less desirable form of consideration than that given to other stockholders. These provisions encourage potential purchasers to extend their offers to all stockholders and to negotiate the transaction with our board of directors prior to acquiring a substantial amount of our common stock.

     However, the fair price provision may discourage an attempt to gain control of a majority of our stock by means of a tender offer or other transaction, since it may increase the cost to a purchaser to acquire control of the Company in a two-tier transaction. Due to the 80% supermajority voting requirements imposed by this provision, it may be difficult for a purchaser to secure the necessary stockholder approvals for the second tier of a two-tier transaction without the support of management. The fair price provision would not necessarily discourage persons who would be willing to acquire a controlling interest and to forego a "second tier" transaction, however, and would not act as a deterrent to a potential purchaser willing to extend its offer to all the stockholders on the same terms.

     If the 80% affirmative stockholder vote requirement does not apply to a business combination transaction consisting of a dissolution of the Company or a merger otherwise requiring stockholder approval under Delaware law, then the affirmative vote of the holders of two-thirds of the outstanding shares of each class of stock entitled to vote on the transaction is required to approve the transaction.

Anti-"Greenmail" Provision

     Our certificate of incorporation contains a provision intended to inhibit a person or persons from seeking to obtain "greenmail" from the Company. This provision prohibits the Company from purchasing common stock beneficially owned for less than 2 years by any person or group that holds 5% or more of our common stock. The purchase may be permitted, however, if:

     - it is approved by a majority of the outstanding shares of common stock, excluding the shares owned by the selling stockholder, or

     - it is part of a tender or exchange offer by the Company made on the same terms to all holders of common stock, or

     - it is made pursuant to an open-market purchase program and not as a result of a privately-negotiated transaction.

     Our anti-"greenmail" provision may tend to discourage or foreclose certain acquisitions of our common stock that might temporarily increase the price of our common stock. Discouraging the acquisition of a large block of our common stock by an outside party may also have a potential negative effect on takeovers. Parties seeking control of the Company through large acquisitions of our common stock will not be able to resort to "greenmail" should their bid fail, thus possibly making such a bid less attractive to persons seeking to initiate a takeover effort.

                 PREFERRED STOCK PURCHASE RIGHTS

     On October 27, 1989, our board of directors declared a dividend distribution of one preferred stock purchase right for each share of our common stock outstanding as of November 10, 1989. The rights were issued pursuant to a Rights Agreement, dated October 27, 1989, which was amended and restated on October 20, 1994. Each time we issue an additional share of common stock, we issue one preferred stock purchase right with such share. The description of our preferred stock purchase rights is contained in the Form 8-A/A dated November 19, 2002 and in the Amended and Restated Rights Agreement. We incorporate these documents herein by reference.

     PROVISIONS OF DELAWARE LAW THAT COULD DELAY OR PREVENT
                       A CHANGE IN CONTROL

     We are also subject to Section 203 of the Delaware General Corporation Law. Section 203 prohibits us from engaging in certain business combinations with a person or entity owning 15% or more of our outstanding voting stock for a 3-year period after the person or entity acquires such ownership. This prohibition does not apply if one of the following conditions is satisfied:

     - our board of directors approved the business combination with the person before it acquires ownership of 15% or more of our voting stock; or

     - our board of directors approved the person's acquisition of at least 15% of our shares before it acquired the shares;or

     - the person acquired at least 85% of our shares in the transaction which resulted in it meeting or exceeding the15% level; or

     - the business combination with the person is approved by our board of directors and by the affirmative vote of at least 66-2/3% of the shares of our outstanding voting stock not owned by the person.

Item 2.  Exhibits.

3.1 Certificate of Incorporation of the Company. (Incorporated by reference to Exhibit 7(a) to the Company's Current Report on Form 8-K dated October 31, 1986.)

3.2 Certificate of Merger of New England Business Service, Inc. (a Massachusetts corporation) and the Company, dated October 24, 1986, amending the Certificate of Incorporation of the Company by adding Articles 14 and 15 thereto. (Incorporated by reference to Exhibit 7(a) to the Company's Current Report on Form 8-K dated October 31, 1986.)

3.3 Certificate of Designations, Preferences and Rights of Series A Participating Preferred Stock of the Company, dated October 27, 1989. (Incorporated by reference to Exhibit 3(c) to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1995.)

3.4  By-laws of the Company, as amended through August 2, 2002.
     (Incorporated by reference to Exhibit 3.2 to the Company's
     Annual Report on Form 10-K for the fiscal year ended June
     29, 2002.)

4. Amended and Restated Rights Agreement, dated as of October 27, 1989, as amended as of October 20, 1994, between the Company and EquiServe Trust Company, N.A., as successor rights agent. (Incorporated by reference to Exhibit 4 to the Company's Current Report on Form 8-K dated October 20, 1994.)

                           SIGNATURES
     Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the registrant has duly caused this amendment no. 1 to registration statement to be signed on its behalf by the undersigned thereto duly authorized.

                              NEW ENGLAND BUSINESS SERVICE, INC.
                              -----------------------------------

                                            (Registrant)


November 20, 2002                        DANIEL M. JUNIUS
----------------------                   -----------------
     Date                               Daniel M. Junius
                                        Executive Vice
                                        President,Chief
                                        Financial Officer and
                                        Treasurer